# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Piermont Valley Acquisition Corp, CIK 0001865248
CUSIP: G1889L100
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 7533 S Center View Ct, West Jordan, Utah (UT), 84084
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0002020523
Persons authorized to receive notices and communications: Vikasati Partners LLC, 44320 Osgood Road, Fremont, California (CA), 98539-6404, 202-741-3677

## Reporting persons
- Vikasati Partners LLC (CIK 0002020523): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,686,001; shared voting power 0; sole dispositive power 1,686,001; shared dispositive power 0; aggregate amount beneficially owned 1,686,001 (28.31% of the class)
  Comment: (1) Represents 1,686,001 Class A ordinary shares, par value $0.0001 per share ("Class A Shares") of the of Piermont Valley Acquisition Corp (the "Issuer"), which were issued upon conversion of Class B Shares on a one-for-one basis on May 23, 2023.
  (2) Based on 5,954,986 Class A Shares and one Class B Share issued and outstanding as of March 7, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 7, 2025.
- Suresh Guduru (CIK 0001882608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,686,001; shared voting power 0; sole dispositive power 1,686,001; shared dispositive power 0; aggregate amount beneficially owned 1,686,001 (28.31% of the class)
  Comment: (3) Represents 1,686,001 Class A Shares.
  (4) Based on 5,954,986 Class A Shares and one Class B Share issued and outstanding as of March 7, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: Piermont Valley Acquisition Corp
Address of issuer's principal executive offices: 7533 S Center View Ct, West Jordan, Utah (UT), 84084
Comment: This Amendment No.1 ("Schedule 13D/A") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 25, 2024 (the "Original Schedule 13D") by Vikasati Partners LLC relating to its beneficial ownership of Class B ordinary shares, par value $0.0001 per share, of the Issuer (the "Class B Ordinary Shares") and Class A ordinary shares, par value $0.0001 per share, of Piermont Valley Acquisition Corp, a Cayman Islands exempted company (the "Issuer") (the "Class A Ordinary Shares" and, together with the Class B Ordinary Shares, the "Ordinary Shares").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated as follows:

The information set forth on the cover pages of this Schedule 13D/A with respect to the beneficial ownership of the Reporting Persons are incorporated by reference into this Item 5. The aggregate number of shares owned by Suresh Guduru is 1,686,001 Class A ordinary shares, par value $0.0001 per share ("Class A Shares") of the Issuer, which were converted from Class B Shares on a one-for-one basis on May 23, 2023. The aggregate number of shares owned by Vikasati Partners LLC is 1,686,001 Class A Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated as follows:

As of the date hereof, the Reporting Person aggregate percentage of beneficial ownership is approximately 28.31%, based on 5,954,986 Class A Shares and one Class B Share issued and outstanding as of March 7, 2025, as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 7, 2025. Vikasati Partners LLC is controlled by Mr. Guduru, who is its managing member, and Mr. Guduru has the sole power to dispose or direct the disposition of all of the Class A Shares and Class B Shares that Vikasati Partners LLC beneficially owns.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by updating previously reported information with respect to the following item:

Effective as of July 11, 2025, Issuer, Vikasati Partners LLC (the "Sponsor") and Valleypark Road, LLC ("New Sponsor") entered into a purchase agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, among other things: (a) the Sponsor transferred to the New Sponsor an aggregate of 2,238,999 Class A Ordinary Shares, par value $0.0001 per share, of the Issuer and 1 Class B Ordinary Share, par value $0.0001 per share, of the Issuer; (b) the Issuer, the New Sponsor and Sponsor executed an amendment to the letter agreement originally executed in connection with the Issuer's initial public offering ("IPO"); (c) the Sponsor gave to New Sponsor the irrevocable right to vote the shares retained by it on its behalf and the Sponsor and CEMAC Sponsor LP, the Issuer's former sponsor ("Prior Sponsor") agreed to take certain other actions on its behalf with respect to certain matters; and (d) the Sponsor and the Prior Sponsor agreed to cancel an aggregate of 11,700,000 private placement warrants purchased by the Prior Sponsor at the time of the IPO.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
10.1
Share Purchase Agreement, dated July 11, 2025, by and between Piermont Valley Acquisition Corp, Valleypark Road, LLC, and Vikasati Partners, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 14, 2025).

https://www.sec.gov/Archives/edgar/data/1865248/000147793225005004/cmca_ex101.htm

## Signatures
- Vikasati Partners LLC: /s/ Suresh Guduru, Managing Member (07/11/2025)
- Suresh Guduru: /s/ Suresh Guduru, Suresh Guduru (07/11/2025)